================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           O2WIRELESS SOLUTIONS, INC.
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         (Title of Class of Securities)


                                   689803 10 4
                                 (CUSIP Number)


                                 August 15, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [X] Rule 13d-1(d)

* The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



================================================================================

CUSIP NO. 689803 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:         Thomas O. Hicks

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).  N.A.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States

--------------------------------------------------------------------------------
                                    5     SOLE VOTING POWER                   0

 NUMBER OF SHARES BENEFICIALLY      --------------------------------------------
                                    6     SHARED VOTING POWER         3,692,405

    OWNED BY EACH REPORTING         --------------------------------------------
                                    7     SOLE DISPOSITIVE POWER              0

          PERSON WITH               --------------------------------------------
                                    8     SHARED DISPOSITIVE POWER    3,692,405

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,692,405*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   13.73%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)                         IN

--------------------------------------------------------------------------------

*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 689803 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:         Stratford Capital Partners, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).  75-0476592
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION                       State of Texas

--------------------------------------------------------------------------------
                                    5     SOLE VOTING POWER                 0

 NUMBER OF SHARES BENEFICIALLY      --------------------------------------------
                                    6     SHARED VOTING POWER       1,920,025

    OWNED BY EACH REPORTING         --------------------------------------------
                                    7     SOLE DISPOSITIVE POWER            0

          PERSON WITH               --------------------------------------------
                                    8     SHARED DISPOSITIVE POWER  1,920,025

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,920,025*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 7.14%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)                         PN

--------------------------------------------------------------------------------

*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 689803 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:         Stratford Equity Partners, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).  75-2666378
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION                       State of Texas

--------------------------------------------------------------------------------
                                    5     SOLE VOTING POWER                 0

 NUMBER OF SHARES BENEFICIALLY      --------------------------------------------
                                    6     SHARED VOTING POWER       1,772,380

    OWNED BY EACH REPORTING         --------------------------------------------
                                    7     SOLE DISPOSITIVE POWER            0

          PERSON WITH               --------------------------------------------
                                    8     SHARED DISPOSITIVE POWER  1,772,380

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,772,380*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 6.59%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)                         PN

--------------------------------------------------------------------------------

*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 689803 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:         Stratford Capital GP Associates, L.P.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).  75-2606990
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION                       State of Texas

--------------------------------------------------------------------------------
                                    5     SOLE VOTING POWER                 0

 NUMBER OF SHARES BENEFICIALLY      --------------------------------------------
                                    6     SHARED VOTING POWER       3,692,405

    OWNED BY EACH REPORTING         --------------------------------------------
                                    7     SOLE DISPOSITIVE POWER            0

          PERSON WITH               --------------------------------------------
                                    8     SHARED DISPOSITIVE POWER  3,692,405

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,692,405*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                13.73%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)                         PN

--------------------------------------------------------------------------------

*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 689803 10 4


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON:         Stratford Capital Corporation

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).  75-2612425
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION                       State of Texas

--------------------------------------------------------------------------------
                                    5     SOLE VOTING POWER                 0

 NUMBER OF SHARES BENEFICIALLY      --------------------------------------------
                                    6     SHARED VOTING POWER       3,692,405

    OWNED BY EACH REPORTING         --------------------------------------------
                                    7     SOLE DISPOSITIVE POWER            0

          PERSON WITH               --------------------------------------------
                                    8     SHARED DISPOSITIVE POWER  3,692,405

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,692,405*

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                13.73%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)                         CO

--------------------------------------------------------------------------------

*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

ITEM 1(a).        NAME OF ISSUER.

                  o2wireless Solutions, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  440 Interstate Parkway North
                  Atlanta, Georgia  30339

ITEM 2(a) .       NAMES OF PERSON FILING.

                  Mr. Thomas O. Hicks
                  Stratford Capital Partners, L.P. ("Capital Partners L.P.") Stratford Equity Partners, L.P. ("Equity Partners L.P.") Stratford Capital GP Associates, L.P. ("GP Associates L.P.") Stratford Capital Corporation ("Capital Corporation")

ITEM 2(b).        ADDRESS OR PRINCIPAL BUSINESS OFFICE.

                  The principal business office for Mr. Thomas O. Hicks is c/o Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

                  The principal business office for each of Capital Partners L.P., Equity Partners L.P., GP Associates L.P. and Capital Corporation is 300 Crescent Court, Suite 500, Dallas, Texas 75201.

ITEM 2(c).        CITIZENSHIP.

                  Mr. Thomas O. Hicks is a citizen of the United States.

                  Each of Capital Partners L.P. and Equity Partners L.P. is a Texas limited partnership and a federal licensee under the Small Business Investment Act of 1958.

                  GP Associates L.P. is a Texas limited partnership.

                  Capital Corporation is a Texas corporation.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.0001 per share.

ITEM 2(e).        CUSIP NUMBER.

                  689803 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP.

         Mr. Thomas O Hicks may be deemed to beneficially own 3,692,405 shares of Common Stock, representing approximately 13.73% of the total outstanding shares of Common Stock. Mr. Hicks has shared voting and dispositive power with respect to all such shares as a result of the relationships described below. Of the 3,692,405 shares for which Mr. Hicks has shared voting and dispositive power, (i) 1,920,025 shares are owned directly by Capital Partners L.P. whose ultimate general partner is Capital Corporation, and (ii) 1,772,380 shares are owned directly by Equity Partners L.P. whose ultimate general partner is Capital Corporation. Mr. Hicks is the controlling shareholder of Capital Corporation.

         GP Associates L.P. may be deemed to beneficially own 3,692,405 shares of Common Stock, representing approximately 13.73% of the total outstanding shares of Common Stock. GP Associates L.P. has shared and voting dispositive power with respect to all such shares because GP Associates L.P. is the general partner of each of Capital Partners L.P. and Equity Partners L.P. Mr. Hicks is a limited partner of GP Associates L.P.

         Capital Corporation may be deemed to beneficially own 3,692,405 shares of Common Stock, representing approximately 13.73% of the total outstanding shares of Common Stock. Capital Corporation has shared and voting dispositive power with respect to all such shares because Capital Corporation is the general partner of GP Associates L.P., the general partner of each of Capital Partners L.P. and Equity Partners L.P.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001                                  *
                                     -------------------------------------------
                                     Name: Thomas O. Hicks

                                     *By:  /s/ DAVID W. KNICKEL
                                           -------------------------------------
                                           David W. Knickel, Attorney-in-Fact


Dated:  February 14, 2001            Stratford Capital Partners, L.P.

                                     By: Stratford Capital GP Associates, L.P.,
                                         Its General Partner

                                     By: Stratford Capital Corporation,
                                         Its General Partner


                                         By: /s/ JOHN FARMER
                                             -----------------------------------
                                             Name:  John Farmer
                                             Title: Managing Director


Dated  February 14, 2001             Stratford Equity Partners, L.P.

                                     By: Stratford Capital GP Associates, L.P.,
                                         Its General Partner

                                     By: Stratford Capital Corporation,
                                         Its General Partner


                                         By: /s/ JOHN FARMER
                                             -----------------------------------
                                             Name:  John Farmer
                                             Title: Managing Director


Dated  February 14, 2001             Stratford Capital GP Associates, L.P.

                                     By: Stratford Capital Corporation,
                                         Its General Partner


                                         By: /s/ JOHN FARMER
                                             ----------------------------------
                                             Name:  John Farmer
                                             Title: Managing Director




Dated:  February 14, 2001            Stratford Capital Corporation


                                     By: /s/ JOHN FARMER
                                         ---------------------------------------
                                     Name:  John Farmer
                                     Title: Managing Director

                                 Exhibit Index
                                 -------------


Exhibit A         Joint Filing Statement, dated February 14, 2001, between
                  Thomas O. Hicks, Capital Partners L.P., Equity Partners L.P.,
                  GP Associates L.P. and Capital Corporation.